

Mail Stop 3561

October 30, 2008

Gregory A. Serrao
Chief Executive Officer
American Dental Partners, Inc.
401 Edgewater Place, Suite 430
Wakefield, Massachusetts 01880

>   **Re: American Dental Partners, Inc.**
>   **Form 10-K for fiscal year ended December 31, 2007**
>   **Filed March 10, 2008**
>   **File No. 000-23363**

Dear Mr. Serrao:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. In other comments we have asked you to comply in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Legal Proceedings, page 19

1.   We note on page 19 that you and certain officers were named as defendants in three separate actions. The actions each purport to be brought on behalf of a class of purchasers of your common stock during the period August 10, 2005 through December 13, 2007. While you disclosed the nature of the loss with respect to the

shareholder proceedings, please give an estimate of the loss or possible range of the loss or state that such an estimate cannot be made. Furthermore, tell us why you have not disclosed the shareholder litigation as a subsequent event within the notes to your consolidated financial statements. Refer to paragraphs 10 and 11 of SFAS 5 for further guidance.

2.   In the Legal Proceedings section, please disclose the nature and amount of relief sought in legal proceedings against the registrant, including the shareholder litigation commenced in 2008. See Item 103 of Regulation S-K.

Management's Discussion and Analysis, page 24

Liquidity and Capital Resources, page 32

3.   We note that you are developing Improvis, a practice management system intended to replace Comdent. Please expand your discussion and analysis to provide indicative value of the amounts you plan to spend to develop and implement Improvis.

Note (2) Summary of Significant Accounting Policies, page 46

Net Revenue, page 47

4.   We note your disclosure that you enumerate the fee arrangements related to your business services which represents 23% of your net revenue for the year ended December 31, 2007. However, you have not included a discussion in your significant accounting policies regarding the recognition method applied to the reimbursement of expenses which represents 67% of your net revenue for the year ended December 31, 2007. Disclosure of accounting policies should identify and describe the accounting principles followed and the methods of applying those principles that materially affect the determination of financial position, cash flows, or results of operations. Please expand your revenue accounting policy to describe the accounting principles followed and the methods applied with respect to the reimbursement of expenses.

Property and Equipment, page 47

5.   Please disclose the estimated useful life over which you amortize your internal use software.

Note (9) Accrued Litigation Expense, page 61

6.   We note that under the terms of the settlement agreement with PDG that you have agreed to transfer to PDG the leases and assets of 25 of the 31 dental facilities and tradename to PDG. Additionally, we note in Note (3) on page 52 that net revenue

> derived from your service agreement with PDG represented approximately 23%, 29% and 31% of your consolidated net revenue for 2007, 2006 and 2005, respectively. Please tell us how you considered whether the guidance in Rule 11-01(a)(4) and (b) in determining whether to present pro forma financial statements that reflect the loss of the PDG business.

Executive Compensation

7. We note that the annual performance objectives for officers who report to the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer are qualitative in nature. Please tell us whether the annual performance objectives for your named executive officers are qualitative or quantitative.

    In addition, if the annual performance objectives for your named executive officers are quantitative, please disclose these targets in future filings or, as soon as practicable upon receipt of this letter, provide a supplemental analysis as to why it is appropriate to omit this information pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific information, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Certifications

8. Your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K appear to include modifications from the standard language. In future filings please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Form 10-Q for the fiscal quarter ended June 30, 2008

Management's Discussion and Analysis – Results of Operations

9. Related to the pro forma financial presentation that excludes temporary and non-recurring items from your actual results related to the PDG litigation settlement, please address the following:

    a) Tell us whether the presentation was intended to comply with the provisions of Article 11 of Regulation S-X.

b) Tell us how your presentation of the non-GAAP financial measures satisfies the disclosure requirements of Item 10(e) of Regulation S-K.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comments may be directed to Yolanda Guobadia at (202) 551-3562. Questions on other disclosure issues may be directed to John Dana Brown at (202) 551-3859 or John Reynolds at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director